SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-10-1
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 3, 2000
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 10 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999 as previously amended.


Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraphs:

         According to a Preliminary Proxy Statement filed by Crown on November 3, 2000, the Nominating Committee of Crown nominated Stanley A. Hoffberger, Barry L. Miller and Frank B. Rosenberg to be directors of Crown elected by holders of Class A common stock at the annual meeting of stockholders scheduled for December 14, 2000 to fill the positions of three of the four independent directors who previously indicated that they would not continue to serve as directors of Crown. In addition, Henry A. Rosenberg, Jr., currently Chairman of the Crown board, has been nominated to continue to serve as director of Crown elected by holders of Class A common stock. The Nominating Committee consists of Henry A. Rosenberg, Jr. and independent directors Jack Africk, George L. Bunting and William L. Jews.

         Stanley A. Hoffberger is married to Judith R. Hoffberger, Henry A. Rosenberg, Jr.'s sister and is the brother-in-law of Henry A. Rosenberg, Jr. Barry L. Miller has been the Senior Vice President, Treasurer and Chief Financial Officer of Rosemore since January 1999 and held various positions at American Trading since 1987 until the Reorganization. Frank B. Rosenberg, Senior Vice President - Marketing of Crown, is the son of Henry A. Rosenberg, Jr. and is the brother of Edward L. Rosenberg.

Item 7.  Material To Be Filed As Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 21 - Joint Filing Agreement as required by Rule 13d-1(k).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

November 10, 2000                            By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

November 10, 2000                            By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

November 10, 2000                            Ruth R. Marder*
                                             --------------------
                                             Ruth R. Marder

November 10, 2000                            Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

November 10, 2000                            Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

November 10, 2000                            /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

November 10, 2000                            Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

November 10, 2000                            Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

November 10, 2000                            Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number               Description

21.                  Joint Filing Agreement as required by Rule
                     13d-1(k).

                                                                      EXHIBIT 21

         The undersigned hereby agree that Amendment No. 10 ("Amendment No. 10") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 10.

                                             ROSEMORE, INC.

November 10, 2000                            By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

November 10, 2000                            By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

November 10, 2000                            Ruth R. Marder*
                                             --------------------
                                             Ruth R. Marder

November 10, 2000                            Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

November 10, 2000                            Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

November 10, 2000                            /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

November 10, 2000                            Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

November 10, 2000                            Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

November 10, 2000                            Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact